Mail Stop 3561

September 28, 2006

Via Fax & U.S. Mail

Mr. James Doolin
Chief Financial Officer
1223 Wilshire Boulevard, #912
Santa Monica, California 90403

     Re: **Hangman Productions, Inc.**
              Form 10-KSB for the year ended December 31, 2005
              Filed February 22, 2006
              File No. 000-50892

Dear Mr. Doolin:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended December 31, 2005

Item 2. Description of Property, page 17

1. We note your disclosure that the Executive Officers currently provide office space at no cost to the Company. The Company also has access to the Officer's telephone lines and computer systems at no cost to the Company. We believe that

all costs of doing business, including costs incurred by parent and others, should be reflected in historical financial statements. Please revise your statements of operations to record a charge related to these expenses. If an allocation of common expenses is performed, footnote disclosure should include management's assertion that the allocation method is reasonable and management's estimate of what the expenses would have been on a stand-alone basis, if materially different. See SAB Topic 5T and SAB Topic 1B.

Management's Discussion and Analysis

- General

2. We note that you had $3,250 in entry fee revenue related to your current contest. Please tell us and disclose in MD&A in future filings the amount of prize money you will distribute for this current contest and when you plan to award the money and record the expense on your statement of operations. In this regard, we note that you have recorded $3,250 revenue in the quarter ended March 31, 2006 but there is no cost of sales recorded for that quarter or the subsequent quarter. Please explain to us, and disclose in MD&A in future filings, your policy for recording expenses such as prize money related to the contest revenue.

– Results of Operations

3. Please revise your Results of Operations section in future filings to include a discussion of the changes in financial condition and results of operations for each of the last two years. Your discussion should include the causes for material changes from period to period in specific line items of the financial statements. For example, we note from your statements of operations that general and administrative expenses decreased $6,562 or 18% from 2004 to 2005. In future filings, please include a discussion of the underlying business reasons for this change (or similar changes) in your MD&A. See Item 303 of Regulation SB.

4. In addition, we note from your Form 10-QSB for each of the quarters ended June 30, 2006 and March 31, 2006 that your results of operations section of MD&A only addresses the quarterly period ended June 30, 2006 and March 31, 2006, respectively. Please note that you are required to provide a comparable discussion of material changes in financial condition and results of operations since the end of the last fiscal year and comparable interim period in the preceding year. Please revise future filings accordingly.

Notes to the Financial Statements

– General

5. We note from your disclosure in Item 11 that the Doolin family controls approximately 69% of the Company's issued and outstanding common stock and has the effective power to control the vote on substantially all significant matters without the approval of other stockholders. In future filings, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

6. Please revise your notes to the financial statements in future filings to include disclosure of the fair value of financial instruments for which it is practicable to estimate that value. Also, please disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments. See paragraphs 10 and 14 of SFAS No. 107.

Note 2. Liquidity/Going Concern

7. We note your disclosure in Note 2 of the substantial doubt about your ability to continue as a going concern. In future filings, please revise your disclosure to include (1) the possible effects of such conditions and events; (2) management's evaluation of the significance of those conditions and events and any mitigating factors; and (3) possible discontinuance of operations. See AU 341.10.

Note 5. Loan from Shareholder

8. We note from your disclosure in Note 5 that you have an interest-bearing note to a shareholder at 10% interest rate. In future filings, please disclose the maturity date of this note.

Form 10-Q for the quarter ended March 31, 2006

Note 3. Officer Compensation Expenses

9. We note your disclosure that during the three months ended March 31, 2006 a shareholder loaned you $2,285. In future filings please include disclosure of the terms of the loan including the interest rate and maturity date.

Form 10-QSB for the quarter ended June 30, 2006

Note 4. Equity

10. We note that 750,000 shares of common stock were issued to certain officers in exchange for forgiveness of $37,500 in accrued salaries. Please tell us, and disclose in the notes to the financial statements in future filings, how you determined or calculated the value of the shares. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief